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UNITED STATES OMB APPROVAL **SECURITIES AND EXCHANGE COMMISSION** OMB Number: 3235-0123 **Washington, D.C. 20549**Expires: April 30, 2013 Estimated average burden hours per response.. . . . . 12.00

ANNUAL AUDITED REPORT

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 01 2012
REGISTRATIONS BRANCH

FORM X-17A-5

SEC FILE NUMBER
8- 49750

PART III

8

FACING PAGEInformation Required of Brokers and Dealers Pursuant to Section 17 of theSecurities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2011 AND ENDING 5/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

Access Investments, Inc.

3621 N W 63rd (No. and Street)

Oklahoma City, OK 73116-2000

(City) (State) (Zip Code) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT James J Oplotnik

(Area Code – Telephone Number) 405. 848- 9836

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Thomas Buxton III, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

4430 N W 50th Suite E
Oklahoma City, OK 73112-2205
(Address) (City) (State) (Zip Code)

CHECK ONE: ☒ Certified Public Accountant ☐ Public Accountant ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond
SEC 1410 (06-02) **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James J Oplotnik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Investment Inc. 27th, as of July, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI A. PIRRAGLIA
Notary Public
State of Oklahoma
Commission # 09004442 Expires 05/26/13

Lori A. Pirraglia
Notary Public

[Signature]
Signature
Vice President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

Access Investments, Inc.

Financial Statements with Independent Auditors' Report

As of May 31, 2012



M. THOMAS BUXTON, III, CPA, P.C.

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

To the Board of Directors
Access Investments, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Access Investments, Inc., as of May 31, 2012, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended May 31, 2012, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Investment, Inc., at May 31, 2012, and the results of their operations and their cash flows for the year ended May 31, 2012, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. Thomas Buxton III CPA PC

July 27, 2012
Oklahoma City, OK

4430 N. W. 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295
TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

Access Investments, Inc.
Statement of financial condition
As of May 31, 2012

Assets		
Current assets		
Cash	$	16,838
Concessions and commissions receivable		6,002
Total current assets		22,840
Intangible assets		17
Total assets	$	22,857

Liabilities and stockholders' equity		
Current liabilities		
Payable to broker-dealers	$	5,589
Income taxes payable		-
Current liabilities and total liabilities		5,589
Stockholder's equity		
Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding		100
Additional paid in capital		12,900
Retained earnings		4,268
Total stockholder's equity		17,268
Total liabilities and stockholders' equity	$	22,857

The accompanying notes are an integral part of these financial statements

Access Investements, Inc.
Statement of operations
For the year ended May 31, 2012

Revenues	
Concessions and commissions	$ 54,668
Expenses	
Commissions paid	49,898
Amortization	83
Legal and accounting	4,599
Licenses and permits	1,435
Other expense	891
	56,906
Income before income taxes	(2,238)
Provision for income taxes	-
Net income	$ (2,238)
Earnings per share, basic and diluted	$ (22.38)

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2012

Cash flows from operating activities:		
Net Income	$	(2,238)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		83
Increase (decrease) in cash flow from operating assets and liabilities:		
Concessions and commissions receivable		(5,368)
Income taxes payable		-
Commissions payable		5,073
Cash provided by operating activities		(2,450)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Increase in cash		(2,450)
Cash at beginning of year		19,288
Cash at end of year	$	16,838
Supplemental disclosures of cash flow information:		
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in stockholders' equity
For the year ended May 31, 2012

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at May 31, 2011	100	$ 100	$ 12,900	$ 6,506	$ 19,506
Net Income				(2,238)	(2,238)
Balance at May 31, 2012	100	$ 100	$ 12,900	$ 4,268	$ 17,268

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in liabilities subordinated
To claims of general creditors
For the year ended May 31, 2012

Access Investments, Inc. had no liabilities subordinated to claims of general creditors for the year ended May 31, 2012.

The accompanying notes are an integral part of these financial statements.

Access Investments, Inc.
Notes to Financial Statements
As of May 31, 2012

1. Organization and Nature of Business

Access Investments, Inc. was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years, unless clearly immaterial.

The Company's income tax returns for the years ended May 31, 2009, 2010, and 2011 for both Federal and State of Oklahoma remain open for examination.

Amortization of Intangible Assets

Amortization is provided on a straight-line basis using estimated useful lives of three to fifteen years.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

Accounting Policies

Financial instruments, if any, used for trading purposes are carried at fair value or, if market prices are not readily available, estimated fair value.

Principal Transactions

The Company did not participate in principal transactions during the year ended May 31, 2012.

Fair Value of Financial Instruments

The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at May 31, 2012.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counter party.

4. Intangible assets

Intangible assets at May 31, 2012 consisted of the following:

Organization costs	$	3,000
Software		1,555
Total cost		4,555
Accumulated amortization		(4,538)
Net intangible assets	$	17

Aggregate charges for amortization were $83 during 2012.

5. Income Taxes and Deferred Taxes

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance with *Statements of the Financial Accounting Standards Board No. 109*, Accounting for Income Taxes. This Statement does not apply to immaterial items.

The Company's operations are designed to break even, having no – or minimal – profit or loss each year. Therefore, deferred taxes are immaterial and not recognized. There are no permanent or temporary timing differences.

The Company has net operating loss carryforwards of $3,922 from fiscal year end May 31, 2011, and $2,243 from Fixcal year ended May 31, 2012.

6. Basic and Diluted Earnings per Share

Basic and diluted earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share equal basic earnings per share because the Company has no dilutive potential common shares.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital, both defined, shall not exceed 15 to 1. At May 31, 2012, the Company had net capital of $16,908, which was $11,908 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0723 to 1.

8. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge. Officers of the Company perform managerial duties without compensation.

9. Subsequent Events

No events have occurred through July 27, 2012, which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended May 31, 2012.

Access Investments, Inc.
Computation of net capital under Rul 15C3-1
of the Securities and Exchange Commission
As of May 31, 2012

Total stockholder's equity	$	17,268
Deductions:		
Organization costs, net		(17)
Receivables under Rule 12b-1		(4,710)
Less: Commissions payable related to 12b-1 receivables		4,367
Net capital	$	16,908
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to broker-dealers	$	5,589
Less: Commissions payable related to 12b-1 receivables		(4,367)
Total aggregate indebtedness	$	1,222
Minimum net capital requirement	$	5,000
Excess net capital	$	11,908
Ratio: Aggregate indebtedness to net capital		0.0723 to 1
Reconciliation with Company's computation		
(included in Part IIA as of May 31, 2011)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	12,541
Adjustments:		
Commissions payable on 12b-1 receivables not restored		4,367
Total adjustments		4,367
Net capital per above	$	16,908

The accompanying notes are an integral part of these statements.

Schedule II

Access Investments, Inc.
Exemption from the provisions of Rule 15C3-3
As of May 31, 2012

The Company believes it is exempt from the provisions of Rule 15c3-3 because, as provided in section (k)(2)(i) of that rule, we are a by-application-only broker-dealer. As such, we do no hold customer funds or safekeep customer securities.

The accompanying notes are an integral part of these statements.



M. THOMAS BUXTON, III, CPA, P.C.

Member: American Institute of Certified Public Accountants

Oklahoma Society of Certified Public Accountants

Registered Firm: Public Companies Accounting Oversight Board

To the Board of Directors of Access Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Access Investments, Inc. (the Company), for the year ended May 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("the SEC"), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may

4430 N. W. 50TH STREET, SUITE R, OKLAHOMA CITY, OK 73112-2295

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

M. Thomas Buxton CPA

July 27, 2012
Oklahoma City, OK

ACCESS
INVESTMENTS
INCORPORATED

(405)848-9826 Member NASD - SIPC
Fax - (405)848-1431

M. Thomas Buxton, III, CPA, PC

July 27, 2012

In connection with your audit of the statement of financial condition as of May 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash, flows of Access Investments, Inc. (the Company) for the year ended May 31, 2012, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and cash flows of Access Investments, Inc. in conformity with accounting principles generally accepted in the United States, we confirm, to the best of our knowledge and belief as of July 27, 2012, the following representations made to you during your examination.

1. We are responsible for the fair presentation in the financial statements of the financial position, results of operations, and cash flows.

2. We have made available to you all the following:

   a. Financial records and related data.

   b. Minutes of the meeting of stockholders, directors, or summaries of actions of meetings for which minutes have not yet been prepared.

3. There has been none of the following:

   a. Irregularities involving management or employees who have significant roles in the internal control structure.

   b. Irregularities involving other employees that could have a material effect on the financial statements.

   c. Communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices or recordkeeping that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value of assets and liabilities.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b. Capital stock repurchase options or agreements, or capital stock reserved for options, warrants, conversion, or other requirements.

   c. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

d. Agreements to repurchase assets previously sold.

6. There is none of the following:

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies".

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB Statement No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged except as disclosed in the financial statements or the notes thereto.

11. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

12. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements.

    It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3 (B) of such act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

13. In addition, the Company at May 31, 2012, had---

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

14. The Company has complied with all aspects of contractual agreements that would have an effect on the financial statements in the event of noncompliance.

15. There are no capital withdrawals anticipated within the next six months.

16. There are no material weaknesses or inadequacies at May 31, 2012, or during the period from June 1, 2012 to July 27, 2012 in the internal accounting controls and the procedures for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11).

17. Net capital computations, prepared by the Company during the period from June 1, 2011, through May 31, 2012, indicated that the Company was in compliance with the requirements of rule 15c3-1 at all times during the period.

Yours very truly,

James Oplotnik, Vice President
Access Investments, Inc.